

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via E-mail
Mr. Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

> **Re: Our MicroLending, LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed October 7, 2011**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form 1-A filed October 7, 2011

Risk Factors, page 3
The amount of interest we may charge customers . . . , page 4

1. Please revise your disclosure in the second paragraph of this risk factor to clarify whether the reference to the $2,429 excess amount collected is the aggregate amount reimbursed to all borrowers or the amount reimbursed per borrower.

Competition from other banks and financial institutions . . . , page 6

2. We note that you have removed the disclosure that you compete with other microfinance institutions and banks here and under Competition on page 15. Please advise us of your basis for removing such disclosure or re-include it, as appropriate.

Description of Certificates, page 18
Principal, maturity and interest, page 18

3. We partially reissue comment eight of our letter dated September 8, 2011. We are unable
    to find the location on your website where you post the current interest rates of notes
    being offered by the company. With a view to disclosure in your offering circular, please
    advise us of either the location of such information on your website or your anticipated
    timing for making such information available.

Payment or Rollover at Maturity, page 20

4. We note the revised disclosure regarding notifications of repayment being accepted
    within 10 business days of maturity. Please revise to state the date up to which you will
    honor a notification of repayment. For example, if you will repay investors who have
    notified you one business day before maturity, revise to so state.

Management Relationships, Transactions and Remuneration, page 22

5. We partially reissue comment 10 of our letter dated September 8, 2011. Please revise:
    *   Management Relationships to separately disclose the loans made by Mr. Santandreu
        and his company;
    *   Management Relationships to separately disclose the amounts "due from members"
        where those members are related persons;
    *   Management Relationships to include the tabular information provided in response to
        comment 10 to the extent involving related persons;
    *   "Profitability" to provide further clarification of the extent to which your cash flows
        will be sufficient to cover the amounts due under the related party loans that renew on
        a 90 day or yearly basis.

Financial Statements
June 30, 2011 Financial Statements

6. We note your response to comment 16 of our letter dated September 8, 2011, and it
    appears that you have restated the June 30, 2011 financial statements to record an
    allowance for estimated losses on accrued interest receivable. Please revise to clearly
    indicate that the financial statements have been restated. Also revise to include footnote
    disclosure to describe the nature of the error, and reconcile the financial information as
    originally filed to the restated financial information. Refer to FASB ASC 250-10-50-7.

Notes to Consolidated Financial Statements, page 7
Note 2 – Summary of Significant Accounting Policies, page 7
Loans Receivable, page 8

7. We note in your response to comment 19 of our letter dated September 8, 2011 that you define a loan as impaired when it is not likely that you will be able to collect the full value of the loan because the creditworthiness of the borrower has deteriorated; and that you do not classify loans that are actively making constant payments, even partial payments, according to an oral agreement as impaired loans. Please reconcile your response to your disclosure that states a loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal or interest when due in accordance with the contractual terms of the loan agreement. Also explain to us how your policy of assessing whether a loan is impaired, as described in your response to us, complies with the requirements of ASC 310-10-35-16.

8. We note your disclosure that loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Given the significant amount of loans that are past due as of each balance sheet date, please describe to us the difference between a significant versus insignificant payment delay and payment shortfall. Also further revise to disclose in greater detail the specific factors you consider in determining that a loan is impaired, including what constitutes an insignificant payment delay or payment shortfall. Refer to ASC 310-10-50-15(e).

Note 4 – Loan Receivables, page 12

9. We note the loans receivable agings as of each balance sheet date that you provided in response to comment 23 of our letter dated September 8, 2011. For the amounts classified in the 0-30 line item, please confirm our understanding that these represent outstanding loans receivable that were still within their original contractual term as of each balance sheet and not loans 0-30 days old as of each balance sheet. If so, further revise to disaggregate the 0-30 line item into the following aging categories as of each balance sheet date: 0-30 days, 31-60 days, 61-90 days, 91-180 days and 181-360 days, as applicable.

10. We note the column labeled as past due in your loans receivable agings as of each balance sheet date. Please revise to add a footnote to the agings that explains what past due loans represent. Also clearly distinguish between the loans that are past due and those that are not as of each balance sheet date.

December 31, 2010 Financial Statements
Notes to Consolidated Financial Statements, page 7
Note 3 – Accrued Interest Receivable, page 12

11. We note your allowance for estimated losses on accrued interest receivable of $44,089, zero and zero as of June 30, 2011, December 31, 2010 and December 31, 2009, respectively. Please explain to us in sufficient detail why you have not recorded an allowance for estimated losses on accrued interest receivable as of December 31, 2010 and 2009. Also provide us with the amount of accrued interest receivable related to your past due loans receivable and your loans receivable that are not yet past due, as of December 31, 2010 and 2009.

Exhibits

12. Please advise us as to why Mr. Santandreu signed the promissory note filed as Exhibit 6.6 using the name "Emilio Santandreu Lopez" rather than "Emilio M. Santandreu."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director